Filed by IntercontinentalExchange, Inc.

(Commission File No. 001-32671)

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

NYSE Euronext

(Commission File No. 001-33392)

NASDAQ/ICE - Analysts and Media

4/1/2011 - 8:30 AM ET

Confirmation # 56984527

NASDAQ & ICE - Analysts and Media

Moderator: TBD

April 1, 2011

8:30 AM ET

Operator:	Good day, ladies and gentlemen. And welcome to the NASDAQ, OMX, and ICE Joint Proposal for NYSE Euronext Conference Call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session, and instructions will follow at that time. If anyone should require assistance during the conference call, please press star then zero on your Touch-Tone telephone. As a reminder, this conference call is being recorded. I would now like to now introduce your host for today’s conference, Kelly Loeffler, Vice President of Investor Relations and Corporate Communication.

Kelly Loeffler:	Good morning. Thank you for joining us for NASDAQ and ICE’s announcement regarding our joint proposal to the Board of Directors of the New York Stock Exchange Euronext to combine our respective companies.

Before we begin, you should know that our press release and presentation for today’s call are available on our website at TheICE.com where they will be archived for replay. Please be aware that our comments may contain forward-looking statements. These statements represent our current judgment and are subject to various risks, assumptions, and uncertainties as outlined in both of our companies’ filings with the SEC. Actual results may differ materially from those that are expressed or anticipated in any forward-looking statement.

With us on the call this morning are Bob Greifeld, Chief Executive Officer of NASDAQ OMX, Ron Hassen, acting CFO of NASDAQ OMX, Jeff Sprecher, Chairman and CEO of IntercontinentalExchange, and Scott Hill, Chief Financial Officer of IntercontinentalExchange. I’d like to turn the call over to Bob Greifeld now. Thank you.

Bob Greifeld:	Thank you, Kelly. Good morning, everybody, and thank you for joining us this morning on short notice. Earlier today we announced that our two companies made a proposal to the Board of Directors of NYSE Euronext to combine the equity business of NASDAQ OMX and NYSE Euronext and the derivatives operation of ICE and Liffe in a stock and cash transaction. This transaction is creative and forward-looking and will create two nimble, entrepreneurial global exchanges. In addition, this transaction will provide accretion to all shareholders in a rapid and substantial manner.

As we worked on and analyzed this transaction over the past weeks it was certainly our pleasure to partner with ICE and in particular Jeff Sprecher and Scott Hill. Jeff has been an innovative and entrepreneurial force in the exchange industry and we are honored to partner with him for this bid and have every confidence that Jeff and ICE will be superb stewards of the Liffe institution.

We at NASDAQ OMX are proud of the fact that our strategy group has a comprehensive view of the various players and competitors on a global cross-asset basis. We also have a view of how they could fit or not fit into our strategic plans. We do have to admit that we

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had never planned on having the opportunity to bid for NYSE. We were certainly surprised that NYSE entered into an agreement that valued the stock around $35. We’ve spent the last weeks analyzing with our partner, ICE, how we could bring incremental value to the NYSE shareholders, customers, employees, and all stakeholders.

NASDAQ OMX employees have had an outstanding execution of our business plan that has been witnessed by record earnings in the fourth quarter and today I’m proud to announce that we will post record earnings for the first quarter. This has allowed us to consider this unexpected opportunity. The bid today is entirely consistent with our long stated strategic goal to leverage massive scale against extreme efficiency. We have executed this playbook before and if given the opportunity, we’ll execute again. Our acquisition discipline requires that all transactions must, one, be strategically significant, two, lever the mother ship in some basic manner, and three, accrete in 12 months for a regular transaction and slightly longer for a larger transaction.

The short timeframe is critical as the external world will always be different than your models and isolating accountability and actual results in a changing world becomes nearly impossible. This transaction fits within those criteria and we will deliver accretion to our shareholders within 12 to 18 months. This accretion is also achieved within the context of a capital structure that maintains our investment grade rating. We’ll utilize our substantial cash flow to rapidly delever and as soon as we reach our target leverage ratio which should be in 18 months, we will seek to reignite our capital return plans.

In the context of the new larger organization, we expect that both dividends — yes, dividends — and share buybacks will be considered as part of this capital return plan. Implicit in the accretion and capital return plans in this timeframe is our belief, our faith in our proven track record of integration in the equities and the options space and clearly the quality of the individuals that currently work at both NASDAQ OMX and NYSE Euronext. As with previous transactions we expect a rapid convergence of culture driven by a meritocracy that rewards performance.

As we considered this transaction, we also required our analysis to focus on the opportunity cost and to make sure that the consummation of this transaction would not preclude any of our current growth initiatives. We have developed a plan that includes our current initiatives inclusive of IDCG, N2EX, NOCC, and others and this plan ensures that they will not be impacted by this transaction.

With respect to the listing business, this transaction recognizes the global nature of the listing competition and the fact that companies can list in locations that are not related to their primary place of business or the locale of their legal or corporate offices. This point is highlighted by the fact in the proposed Deutsche Boerse transaction to acquire NYSE Euronext, the headquarters is proposed to be in the Netherlands and the listing, a listing will be in Frankfurt.

The US share of global listings has shrunk dramatically since 1995. In 1995, the United States had 8,000 public companies. Today, that number stands at 5,000. Listings on non-US exchanges, however, grew from 23.000 companies to 40,000 companies in that timeframe. In 2010 the US generated only 16% of the capital raised worldwide and attracted only one of the ten largest global IPOs. This transaction seeks to create a global listing franchise that can attract issuers from around the world.

It is also important to recognize that with our US listing business it is tightly regulated by the SEC. We do not have the ability to affect any aspect of our listings business without

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an SEC approval. And that SEC approval is primarily gained after a public notice and comment period. We have been in communication with the appropriate agencies and now that a formal offer is in place, we look to further discussions.

Summarizing, the announced sale of NYSE Euronext to Deutsche Boerse represents an unplanned opportunity that we are uniquely qualified to pursue and deliver incremental value to all shareholders while maintaining an optimized capital structure. I would now like to turn the call over to Jeff.

Jeff Sprecher:	Thank you, Bob. And thank you, all, on the call for joining us. I’ll echo Bob’s remark that we’ve carefully evaluated the transaction from every aspect and we believe that our proposal brings strong advantages. You can see that our transaction values the NYSE at $13.3 billion based on yesterday’s closing prices. We’ve also detailed the structure that we proposed in our letter to the Board of the New York Stock Exchange. It’s a straightforward combination that contemplates the integration of two US companies and two UK companies and the integration of two equity platforms and two derivative platforms with central clearing.

Our valuation reflects the greater economic value in our combined offer. It’s significantly higher than the standalone NYSE and the acquisition price offered by Deutsche Boerse. Not only can we unlock more synergies in each of the businesses, but we can offer more growth and more certainty. In addition, our transaction would uniquely preserve industry innovation and competition in the US and overseas.

While the Liffe business has underperformed in the derivatives sector, we believe it has tremendous potential. It should be growing and it should be setting the standard in interest rates given its global relevance and I’m confident that together we can bring about more opportunities. Perhaps more importantly in an industry where franchises come to the market once in a century this is an amazing opportunity to buy a pure futures business and there are few if any meaningful of size left in the world. And certainly none with the business that Liffe has. We believe there’s a great deal of opportunity to be had by keeping Liffe as a nimble competitor to Deutsche Boerse and to CME rather than make it part of a smaller monopoly derivatives exchange that has yet to carve out a toehold in the over-the-counter market.

On what I believe you may see as slide five you’ll see some of the key terms of the structure of our transaction. Specifically we’re offering $42.50 per share of NYSE common stock, including $14.24 in cash with the balance in common stock comprising approximately 0.0469 shares of NASDAQ per NYSE share and 0.1436 shares of ICE per NYSE share. Based on the closing prices yesterday, our proposal represents a 21% premium to the current NYSE share price and it’s a 27% premium to the NYSE closing price on February 8, 2011 which was the day prior to the announcement of the Deutsche Boerse transaction. We see manageable regulatory issues in this complimentary combination and we expect that it would close by the end of the fourth quarter of this year.

If you look are our side-by-side comparison, our proposal offers a number of advantages to a range of stakeholders. First of all, our proposal offers significantly greater absolute value for shareholders. Not only are synergies more significant and there’s a better cash participation but we believe that we can create companies that are better positioned to compete in today’s markets. Shareholders would share in the upside of the combined companies. In addition, both companies’ shareholders would benefit from at least $740

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million of anticipated synergies. We believe this is a conservative estimate and one that is significantly higher than the synergies in the other transactions.

We also believe that there are significant synergies in the over-the-counter markets with respect to high growth, high margin opportunities. Today, ICE operates the leading electronic OTC business and it’s positioned to leverage opportunities in the off-exchange cleared business. The combination that we’re proposing would better leverage our complementary products, leading edge technology, and more quickly take advantage of opportunities. Both ICE and NASDAQ management teams have strong track records of execution and achieving targets in integrating companies, realizing synergies, and creating significant value.

From a regulatory perspective, we offer two important benefits that accrue to regulators, participants, and to the public. First, as Bob has mentioned on the equity side, the SEC, under Chairman Shapiro, has made a lot of progress in solving for changes that exist in the US equity markets. The NYSE, under NASDAQ, begins to create a more consistent equity market for regulators to oversee. Secondly, in Europe, our transaction preserves important competition in the derivatives, execution, and clearing business.

As you can see from our presentation, a combination of ICE with Liffe would create a very strong company that would have broad and diverse product offerings that would be available on a proven and scalable technology platform. Liffe would be able to leverage ICE’s global platform to expand its customer base, and this ability would position London to remain highly competitive in the derivatives markets around the world. The combination ICE-Liffe company would also be able to offer customers comprehensive price discovery, execution, clearing, and settlement services. It would also bring substantial savings to the industry, through the potential for offering net margining and the preservation of an innovative and competitive environment.

Our combination would be a significant and strong competitor to both the Deutsche Boerse and the CME across commodities, interest rates, and equity industries, and most importantly, we will build the businesses in a productive way for our customers that drives innovation and an opportunity that we will help create, rather than just riding trends. The ability of our customers to cross margin positions in a combined product suite, with cleared OTC products as well, will offer lower friction costs and should increase trading activity and risk management.

ICE has among the highest rates of growth and highest operating margins of any company in our industry. We’re building on our proven record of improving financial performance of the companies that we acquire, and more importantly, we’ve created growth opportunities for customers. As you can see from our analysis, given the expected synergies, we should be able to significantly increase margin, net income, and earnings per share. We’ve looked at these synergies very carefully and very conservatively, and we estimate that ICE should be able to comfortably generate $200 million in annual synergies. These synergies can be achieved as we consolidate our London operations and transition electronic trading from LIFFE CONNECT to the ICE platform, while reducing overhead.

We’re also confident that conservatively, we could generate additional revenue opportunities that we’re able to do as we offer a broader product set to a larger customer base. ICE has successfully managed its business in an extremely high-growth environment, and we believe we can enhance the growth opportunities of Liffe, far in excess of the current proposal that’s focused on concentration and size. The ICE board

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and I feel very strongly that our proposed business combinations are the right outcome for the market. Working with Bob over the last few weeks has reaffirmed my view that he and his team are truly great operators. Their ability to grow earnings against a challenging business backdrop has truly been amazing.

During the past few years, we’ve witnessed a complete fracturing of the US equity trading market, and there’s an opportunity as part of this proposed transaction, to begin to reassemble liquidity and rebuild investor confidence in US equity markets. Properly functioning capital markets lead to more new companies being launched and the use of transparent public markets lead to higher aggregate levels of investment, increased consumer credit, and better risk management. And as a steward of the market myself, I so strongly believe in this that I’m honored to partner with Bob, who I believe will demonstrate to the world that the US can change its current course. We’re committed to building on the great heritage of NYSE Euronext. We wish to preserve and enhance its market position and its legacy, rather than subsume it in a larger organization.

So let me summarize. We believe the proposed transaction delivers significant benefits to NYSE, NASDAQ, and ICE shareholders and customers. This is a pro-competitive transaction that will place us as respective leaders in our businesses and will spur even greater innovation and greater levels of service. We would also preserve the history, brand, and future of the many exchanges that are involved. At the same time, we believe our combination will create highly attractive businesses with portfolios that will ultimately be the true global leaders in our space.

With that, I’d be happy now to turn the call back over to the operator, and Bob and I and the rest of our team will be happy to take your questions.

Operator:	Thank you. If you have a question at this time, please press star then one on your touch tone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Also, please limit yourself to one question and re-enter the queue for any follow-ups. And our first question comes from Ken Worthington with JPMorgan.

Ken Worthington:	Hi. Good morning. Maybe for Jeff — Jeff, you went through a hostile transaction with CBOT a few years back, and you ended up making CME pay a higher price but didn’t end up with the prize at the end of the day. Why is this transaction more likely to lead to an ICE-NASDAQ deal as opposed to the ICE-CBOT deal that didn’t go through? Thanks.

Jeff Sprecher:	Thank you, Ken. First of all, as I said in the prepared remarks, I really believe in the industrial logic of this combination. It puts a derivatives business in the hands of a derivatives operator, and a cash equities and equity options business in the hands of a true operator as well and I think together we can unlock more value than any other proposal that I’ve seen.

And then Ken as I said, we have the backdrop of a new regulatory regime that’s sweeping the world and these markets are changing as we speak and we are going to be able to— Bob and I will be able to really set the example for the world on how businesses should unfold because we need regulatory participation as we try to move the industry towards more transparency and a better market structure.

In the CBOT deal, we had some synergies, and as you recall, I was really trying to convince the market that there was an opportunity to clear over-the-counter interest rate swaps and that if ICE could get into the futures business, we could move that business,

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move the OTC business, into more clearing. That, as you look back on it, we were too early and the market wasn’t ready for that. In this transaction, however, there’s a lot more knowledge and experience of market structure, there’s some real trouble that we, as operators, need to solve for, and I think the market will see and get that.

Operator:	Our next question comes from the line of Rich Repetto with Sandler O’Neill.

Rich Repetto:	Good morning, guys.

Bob Greifeld:	How are you doing, Rich?

Rich Repetto:	Yeah, I guess the question is on the synergies, I guess from both parties, on the NASDAQ side, Bob, does it contemplate floor cuts, the floor elimination, and the dis-synergies of the $90 million, how you came up with that? And on Jeff’s, on the ICE side we’re calculating if you took 200 out, at Liffe, that’d be 70% or roughly 70%, of expenses, and I hear what you said, but your EBITDA margin’s over 75%. So, just trying to get a little bit more comfort that these numbers are, as you say, conservative.

Bob Greifeld:	Rich, first I’ll say with respect to your question on the floor that it’s clearly our intention to keep the floor as, Rich, as you know, that when we acquired the PHLX exchange, we had a trading floor and under our stewardship that floor has grown and flourished, so we certainly see value to the floor.

With respect to the synergies, as you know, we haven’t done diligence, so the synergy numbers that we put forward here, by definition, have to be on the conservative side, and hopefully we have the opportunity to do some diligence and come back with probably a more realistic number.

Jeff Sprecher:	And Rich, on the ICE side, let me ask Scott Hill to address your question.

Scott Hill:	Yes. Hi, Rich, so I guess one point of delineation, in our $200 million, $100 million of that is related to the clearing business that’s going to transition from LCH in 2013. The other $100 million is more of an operational cost statement, and I think if you look at that number, relative to the cost base, it’s something that we’ve achieved and frankly, over-achieved in similar deals that we’ve done in the past. So, I think we feel very confident in the synergy numbers that we’ve put out there. I agree with Bob that we’ve not yet had the opportunity to do due diligence. We look forward to being able to do that, but I’m confident that that due diligence will simply reinforce the numbers that we’ve got out right now.

Bob Greifeld:	And Rich, to follow-up, with us partnering with ICE, you have the two exchanges who have demonstrated the ability to achieve the synergy numbers that they spoke to in a more rapid fashion than what they had disclosed, so we’re natural partners there. As you know, our track record with our major deals was to under-promise and over-deliver, and certainly we’d expect to continue in that vein in this transaction.

Operator:	Our next question comes from the line of Howard Chen with Credit Suisse.

Howard Chen:	Hi. Good morning, everyone. Thanks for hosting the call.

Bob Greifeld:	Great. Thank you.

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Howard Chen:	Can you just touch on expectations for whole from a board composition of both your companies and any thoughts you have, early read on management team composition?

Bob Greifeld:	Well, one, as we said, we haven’t done diligence and we have not spoke to the other team, except to notify them about the offer coming in today and we welcome the opportunity to sit down with NYSE Euronext and decide what is the proper Board structure and what’s the proper management structure. As I said in my prepared remarks, it will be a pure meritocracy.

Jeff Sprecher:	And Howard, I would echo that exact same view. Congratulations, by the way, on your new baby.

Operator:	Our next question comes from Alex Kramm with UBS.

Alex Kramm:	Hey, good morning. Can you guys talk a little bit more about the antitrust issues that you highlighted? Maybe, first of all, kind of talk about the different businesses and where you think there will maybe a little bit more of a review, and then specifically Bob, for you, on the US listings business, I hear you with the whole this is a global business and the US has been losing out in the current structure, but at the same time, if I just look at how you compete fiercely with NYSE today and putting out press releases every time you win some from the other guy, there’s clearly some real competition, so how will you be able to kind of tell US regulators that this is the new structure that should benefit everyone?

Bob Greifeld:	What’s interesting, when you talk about real competition, I think the economists would define it as non-essential competition and clearly the opening bell ceremony is an important aspect of it. So I think from an economic point of view, the competition authorities will see through to the true nature of the competition. Two is you have to look at this market globally. You see companies such as Prada, who in the past would list here in the States. You see the fact that we’re just not competing for global listings. We have a fractured message coming out of the US and this transaction will allow us to be clearly globally competitive for these large IPOs that we’re not currently competing for.

Jeff Sprecher:	And Alex, let me just say that you know, my background, as I think you know, I came out of the electric power industry, which during my career there was a highly regulated business and mergers can happen in highly regulated business because they are highly regulated. Bob made reference to that in his prepared remarks and I would echo that.

On the ICE-Liffe side, again, we think we will be enhancing competition. We certainly will give us an opportunity with an interest rate complex to offer OTC clearing of interest rate products and thereby create another new clearing competitor in Europe, which is something that you’ve seen, according to press reports is increasingly important to many constituents there. So, we don’t believe we will have any problems on the ICE-Liffe side.

Operator:	Our next question comes from Patrick O’Shaughnessy with Raymond James.

Patrick O’Shaughnessy:	Good morning. Just to follow-up on that last question, Bob, can you talk about any antitrust concerns that might remain in the US, not just in the listings business, but US stocks, US options? You’d get 50% or more market share in those businesses. Do you see any regulatory concern along that dimension? Thanks.

Bob Greifeld:	I really don’t. As you’re keenly aware, the ease of entry into the transaction business in the US is quite extraordinary. You could argue that there are too many competitors in the

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world and at this point in time internalization and dark pools is an increasing competitive force and has increasing market share. I think that’s a pretty straightforward analysis.

Operator:	Our next question comes from Daniel Harris with Goldman Sachs.

Daniel Harris:	Good morning, guys. I wanted to talk a little bit on the equity side and the option side, Bob. So, if I read right, you’re planning on operating all the Medallions in the equities and the options business and if I’m wrong, please let me know. And then on the data side, the technology side, are you planning on running both data centers, or are you going to have a consolidation strategy there into the owned structures that NYSE has generated?

Bob Greifeld:	The first thing I’ll say is we operated in the industry under the concept that liquidity would attract liquidity and when we did the INET-BRUT and the montage integration projects, we really did it under that concept and we put the venues together. In the post-reg NMS environment, we now know that that argument does not hold. Liquidity does not attract liquidity. Reg NMS ensures that you have a protected quote. In that context and learning from past moves and possibly past mistakes, we will keep the venues together. We clearly will consolidate down to a single data center. This will reduce the friction cost to our customers, the ease of access to the market. None of our customers today like the fact that they have to set up their colo, their operations across multiple data centers and this has been one of the key ways that we deliver value to our transaction customers.

Operator:	Our next question comes from Matt Heinz with Stifel Nicolaus.

Matt Heinz:	Hi. Good morning. I have a question for both teams. I guess I’ll start with Jeff. Jeff, in the past I think you’ve kind of expressed mixed feelings with regards to the US interest rate business. I guess, just what do you see in this European franchise that you like and how do you think you can improve its competitive positioning there? And then, for Bob, how do you think this deal on the European side improves or bolsters your international — your push for international growth?

Jeff Sprecher:	Let me start. Jeff here. A couple of things unique to the interest rate business as we sit here today. One is we’re in a near-zero interest rate environment and so those companies like Liffe that have interest rate products have been affected by that downturn. We think and hope that we would be acquiring that business at a near bottom and that there would be natural organic growth for our shareholders just as a result of an improving interest rate environment in an improving European environment, number one.

Secondly, one of the things that’s really changed under Dodd-Frank in the US and now being exported around the world under the proposed mirror legislation in Europe is the clearing of over-the-counter products. We don’t, as ICE, have a natural way into clearing OTC products. We have competitors that have more interesting capabilities given their other businesses and this would give us a toehold against an already existing clearinghouse that is in my mind the premier clearing house right now for clearing OTC products. So, we believe we could grow the interest rate over-the-counter business substantially.

Bob Greifeld:

And responding to your question, when you look back at the fact we did the OMX acquisition —that was our first foray into Europe and obviously we learned a lot. We executed incredibly well and it’s been a great transaction for us. Now as we consider the NYSE Euronext transaction it’s important to note that we’re really not doing anything new from a geography or an asset class point of view. So, we have a clear integration

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plan in place. We’ll be a leading Pan-European player on the cash equity side. We will be leveraging our massive scale, as we say, against extreme efficiency and reflecting a percent of that value back to our customers and a percent of that value back to our shareholders. So, we know the play book in Europe now. We’ve developed it. And we look forward to having the opportunity to do it again.

Operator:	Our next question from Niamh Alexander with Keefe, Bruyette, and Woods.

Niamh Alexander:	Hi. Good morning. Thanks for taking my questions. Can I — just to clarify, is it fair to assume that you would look towards appealing directly to NYX shareholders in the event that the New York wards rejected your proposal. I’d just like to clarify your intent there. And then secondly, help me understand in what scenario do you think that there might be other metrics or other considerations or maybe other prices that could be on the table because I guess in the past you’ve both been in the scenarios with hostile acquisitions and you’ve both been very price disciplined. I’m just trying to understand your next steps.

Bob Greifeld:	I’ll speak first and then I’ll let Jeff answer. So, one is this transaction to our point of view is clearly superior and we do look forward or anticipate the ability to engage with the Euronext Board in some meaningful discussions. The second point in this — and this is another reason why I think Jeff and I are great partners. We do have a disciplined approach. We have certainly a view of the value of the assets and what we could deliver to our shareholders in a period of time. This is a unique opportunity that in some ways fell in our lap and we certainly will pursue it but we’ll pursue it with financial discipline and prudence.

Jeff Sprecher:	Niamh, the way I thought about this in early conversations with Bob that led us to today is that NYSE Euronext who I have a lot of respect for and know Duncan and respect him and know a number of his directors and respect them. They made a decision that at this point in the history of their Company they felt they needed to take costs out of their system and increase the scale of their business and respecting that decision, what Bob and I wanted to do was simply show NYSE Euronext that we believe there’s a better combination that does both — provides scale and takes even more cost out of the system. I think it will be hard for anyone else to demonstrate those two attributes and those are seemingly the two attributes that NYSE Euronext is looking for for its shareholders.

Operator:	Our next question comes from Brian Bedell with ISI group.

Brian Bedell:	Hi. Good morning, folks. A couple questions. Just on the — if Deutsche Boerse comes back with a counterbid are you prepared to re-counter that if it’s a considerably higher number? And then secondarily, Bob, if you could just talk about the integration of the matching engine in Europe? Do you plan on putting everything under the NASDAQ on that matching engine globally and how long do you think that would take?

Jeff Sprecher:	Brian, this is Jeff — let me start with the first part of your question. What we’ve asked for in the letter that we’ve sent to NYSE Euronext is an opportunity to sit down with them and to do diligence, show them how we’ve arrived at the economics that we’ve arrived to. We’ve been forced to be relatively conservative in our thinking because we don’t have the benefit of having been inside the organization to talk about certain things. So, we certainly welcome that opportunity. Who knows what we’ll find when afforded that opportunity? And so, not legally allowed to predict the future but can’t predict the future and Bob and I are here to actually determine what the future is.

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Bob Greifeld:	In response to the second part of your question, Brian, clearly we will consolidate down to a single platform and do that in a rapid fashion. But I think what’s important to recognize as we have done these transactions in the past from an employee point of view, it is a pure meritocracy independent to platform. So, if you look at our operations in Stockholm or in Philly or the INET operation, the people who have performed regardless of the platform heritage they came from are now key members of the NASDAQ OMX team and we’d certainly pursue that as a basic part of the culture here at NASDAQ OMX.

Operator:	Our next question comes from Rob Rutschow with CLSA.

Rob Rutschow:	Good morning, guys. I just wanted to see if we could confirm in terms of the percentage cost savings, my calculations here. I’m coming up with something around 60% of expense savings on the NASDAQ side and around 30% on the ICE side? And then secondly, for Bob, I was wondering if you could talk about what your expectations would be for market share once you consolidate and what sort of leakage you would expect there? Thank you.

Bob Greifeld:	We’ll research your numbers. Ron will do that. But in terms of your question with market share, as I said previously, we will have a different approach than we’ve had before where we will keep multiple venues and I think we learned that lesson in the equity world and applied it quite well in the options world because if you recollect when we acquired Philly we kept the NOM license going and both platforms have benefited quite substantially. So, we’ve been in this space, thinking about this for awhile. We’ve learned our lessons and proved it out in the Philly acquisition.

So, clearly going forward in our models we do have some loss of market share. We also have in our models price reductions for our customers which will hopefully lead to retention of the market share. And understand that our tiered pricing structure on the market share at the top end doesn’t impact our economics in any material way.

On the costs synergies, I think your percentages are off, but we’re not sure. So, let us get back to you on that.

Jeff Sprecher:	And I’ll just let you know from an ICE standpoint, excluding the clearing synergies, I actually think we’re probably closer to 40% or 50% cost reduction with the synergies that we’ve got and again that’s very consistent to conservative versus what we’ve been able to accomplish in prior deals.

Ron Hassen:	We just checked the numbers for the NASDAQ side and we’re also seeing between the 40% and the 50% cost savings as well.

Bob Greifeld:	We can run those numbers down with you after the call.

Operator:	Our next question comes from Jonathan Casteleyn with Susquehanna.

Jonathan Casteleyn:	Thanks. Just off the back of the last question it looks like you have an incremental $100 million in synergies. I know you’ve broadly talked about where it comes from. Anything very detailed, specific that you think has been missed on the Deutsche Boerse diligence that you think you’ve identified?

Ron Hassen:

I think it basically, Jonathan, gets down to our belief that we can go in and execute, consolidating data centers, consolidating platforms. It’s things that both companies have been able to do in the past. I think if you go back and look at what the projected synergies

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have been from some of our competitors in the past, those have been underachieved. I think the first step is go in and achieve what’s previously been promised and then the second step is take out the costs that are more consistent with what each of our firms has been able to do historically. And then I guess the other point I’d make, Jonathan, just to reiterate with what both Bob and Jeff have said a couple times we haven’t had the opportunity to do diligence yet. We’re looking forward to that and looking forward to getting a deeper understanding of the cost basis in both businesses and looking forward to the opportunities that might present.

Operator:	Our next question comes from the line of Justin Sack with Rosenblatt securities.

Justin Sack:	Good morning, guys. I guess I’m just trying to better understand on the equity side, if you’re going to be keeping all the Medallions? How exactly is that going to reduce fragmentation which is more the point that you’re making than trying to persuade folks about the merits of this deal?

Bob Greifeld:	That’s a good question. Clearly as we have the different venues in one data center we will implement a series of common controls across venues and we’ll be able to run this as if it is one virtual limit order book. And so you’ll see a higher degree of integration between the venues while maintaining their distinct personalities.

Operator:	Our next question comes from Ken Worthington with JPMorgan.

Ken Worthington:	Hi. Thank you for the follow-up. I assume that the implied tax basis for Liffe is quite high given New York bought Euronext at the peak of the market. Does that create a tax loss carry forward and if it does how big is it and to whom does the benefit accrue — either NASDAQ or ICE? And is that incorporated into your cost synergy projections?

Bob Greifeld:	Based on the public information that we have right now, we don’t really see a major tax benefit or should I say a tax loss to the transaction. And as you said, the tax basis for Liffe has really been upgraded when NYSE acquired Euronext. So based on what we see today we don’t really see a major benefit or loss to date.

Jeff Sprecher:	Yes. I agree with that, Ken.

Operator:	Our next question comes from Dan Fannon with Jeffries.

Dan Fannon:	Thanks. Bob, as you look at your senior leadership and some of the departures over the last two years or so, do you feel you have the appropriate staff or team in place to take on a deal of this size?

Bob Greifeld:	That was part of my prepared comments. As I said, we had record earnings in the fourth quarter and first quarter we made the new announcement that we’ll have record earnings again. We’re doing this against the backdrop that I would say is not representing a positive environment. So, we certainly hope for better days. And when you look at the performance of this team over the last four years that has been in primarily the cash equities business to have our growth be at 66% of earnings and you compare it to NYSE’s growth which is a negative number, Deutsche Boerse’s is a negative number, and even CME is only 12%. Clearly that does not happen by accident. It happens by having a great team on the ground that executes basically all day, every day.

Operator:	Our next question is a follow-up from Rich Repetto with Sandler O’Neill.

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Confirmation # 56984527

Rich Repetto:	Yes. Hi, Bob and Jeff again. As you guys both try to improve your batting averages on sort of non-friendly takeovers, so to speak, I was curious or interested that on the mix of the stock and debt, the debt being two-thirds, the stock being one-third. So, the question is on accretion, forget about the 12 to 18 months, but when the full synergies hit what do you guys look at as the potential accretion of what your companies would do, stand-alone, say more in the 2014, 2015 range?

Scott Hill:	Yes. Just, Rich, I would correct one thing. I think you had backwards — it’s two-thirds equity and one-third cash on the deal, and I tell you, from an ICE standpoint, we think the deal is solidly accretive by the time we get into 2013. And certainly as we go into 2014, 2015, and are able to get at the cost and grow the business, we think the accretion improves as you move forward.

And the other thing I would point out to you is similar to what we did in the Credit X deal, as we generate the strong cash flows, we’ll be able to look at the opportunities to get back in the market and buy back some of that dilution to further improve the synergies around the deal.

The reason we used the mix we did is we didn’t want this to be the only thing that we focused on. It’s a good deal for us, but there are a number of strategic initiatives that we have underway that we will continue to invest in, so that we continue to grow the organic business, even as we work to win this acquisition and integrate that business.

Bob Greifeld:	And I’m going to echo what Scott said, as we keep repeating here, this was an unexpected opportunity but we could not neglect the opportunity cost and we would not have entered into this proposal unless we thought we could continue to successfully execute the business plan as we have outlined. Clearly growing record earnings quarter on quarter in difficult times, you’ve got to be focused on the ball.

But we also want our investors to know very clearly that this transaction, if consummated, will have a shelf life for us to complete and to make it one integrated company, and that shelf life has to be as short as possible. We have to have a common culture as soon as possible. And we’ll get to accretion in 12 to 18 months and we certainly expect double-digit accretion soon after that. And as I said in my prepared remarks, we expect to be back to a sense of normalcy within 18 months, where we’re back into capital returns and dividends and-or share buybacks. We have the ability to delever that quickly. So, we’ve got to move quickly, we’ve got to do it with a common culture, a meritocracy, get it done, and move on, and certainly not neglect all the other great things that we’re doing.

Operator:	Next we have a follow-up from Patrick O’Shaughnessy with Raymond James.

Patrick O’Shaughnessy:	I wanted to touch on the break-up fee in the NYSE Euronext Deutsche Boerse deal. Have you guys really discussed on which party would be paying that fee should your bid for NYSE Euronext end up winning?

Bob Greifeld:	I think we probably discussed everything between Jeff and myself.

Jeff Sprecher:	We definitely have discussed who would pay for what.

Bob Greifeld:	There’s no doubt. I would say certainly the break-up fee, as a general comment, is a generous gift to Deutsche Boerse and we recognize it’s there, and certainly we’ll see how the transaction plays out.

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Operator:	Our next comes from Alex Kramm with UBS.

Alex Kramm:	Thanks again. Just a couple of quick follow-ups. One, Bob, not to harp on the antitrust thing too much, again, in the listings business, but what if US regulators take a different view here and obviously the listings business is a very lucrative one, very stable, very recurring. What would you be prepared to divest or would that be a deal breaker? And then secondly, I don’t know if you guys actually have given the debt for this deal? Do you have any commitments here and any rates that you could share with us, unless I missed it? Thank you.

Bob Greifeld:	OK, all right, I’ll start with the listings business. So one is we’re reasonably confident that we have a compelling proposition to present to the regulators. It is becoming abundantly clear that it’s a global world that we live in and the fact that we are so tightly regulated by the SEC are dominant facts. We will engage in discussions and certainly understand where the regulators would come from and I think in all our aspects of our operations we are fundamentally pragmatic people. So, we enter into this fairly confident that we can get to an agreement.

Jeff Sprecher:	Yes. In terms of the debt structure, we do have a syndicate of banks on which we do, in fact, have commitments from, which we haven’t signed yet, but we do have the ability to raise it very quickly.

Operator:	And next on the line we have Niamh Alexander with Keefe Bruyette & Woods.

Niamh Alexander:	Hi, thanks. If I could come back to the cost synergies, more so for Bob’s business, if I could, I know you haven’t had the opportunities to do due diligence but can you help me understand which are the big proponents of the, I guess, the $600 million in cost savings that you’re expecting, how you parse that out or where you think the biggest source of those cost saves will be? Because I think the NASDAQ platform itself is running on a pretty efficient base and new markets out of the US has come through quite a heavy cost-cutting program already.

Bob Greifeld:	When you look at NYSE Euronext has $1.3 billion of expenses, so clearly that’s a high number for a business that basically does the same thing we do. The fundamental source of the synergies is related to the consolidating down to a single platform, doing it as rapidly as you can. And to put a point on the discussion, in our data centers today, we have the ability to process every single transaction that’s done by NYSE Euronext without adding one cycle of CPU power.

Operator:	Our next question comes from Daniel Harris with Goldman Sachs.

Daniel Harris:	Thanks for taking my follow-up. Jeff, you made some interesting comments about the Liffe business during your prepared remarks, about its seeming underperformance relative to maybe some of the other futures exchanges out there, and what you might be able to do or what you see as opportunities to grow that. I would love to hear a little bit more about why you think it’s underperformed and what you think you can bring to the table outside of just your — the abilities you guys have shown over the last years to grow your own business.

Jeff Sprecher:

Sure. Thanks for the opportunity to mention it. Obviously, it’s been a tough interest rate environment, so there’s an organic reason that the interest rate business has been under pressure, and as I mention, we think that that’s turning. You can see it turning in the US,

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as the US’s monetary policy is changing and we suspect that similar things will happen in Europe. So, part of it is just timing.

But when it comes to ICE itself, one of the interesting assets that we have that I think is underappreciated by many is that because we trade oil and because oil is truly a global product that is denominated in dollars everywhere, we run a platform that has become very, very highly distributed. And in fact, I would say to you that ICE is probably punching well above its weight in terms of its distribution.

So, we would be able to take these European products and put them on a platform that we believe will enhance their ability to trade. I think you’ve watched us develop the ICE trading platform to a point now where it is one of the fastest, if not the fastest, derivative platform in the space, really easy to access via the Internet, with now all kinds of social networking, iPad and iPhone and Android phone, BlackBerry phone functionality being rolled out. And that kind of thing, I think, will play well for what is basically a LIBOR-based product.

You couple that with this new clearinghouse that we have, where we’ve really made a lot of efficiencies in there in terms of the way we run our models and margin people real-time, effectively marked to market, that minimizes cash flow. We think if you put that interest rate complex into our environment, couple it our OTC platform, you’ve got something that can really grow, and that’s the exciting opportunity that we’re looking forward to.

Operator:	And I’m seeing no further questions in the queue. I’d like to turn it over to our speakers for any closing remarks.

Bob Greifeld:	One, I thank you again for joining us here on short notice. As I said in my opening comments, this represented an unplanned-for opportunity and certainly you have on the call today the two exchanges that delivered on their synergies, have grown their business, and the charts that we have in the deck, you see that both us and ICE are competing for the strongest earnings per share growth over the last four years. That performance over that period of time does not happen by accident. It happens by superior execution on the ground and I and our team here certainly look forward to having the opportunity to execute on this transaction.

Jeff Sprecher:	And I’ll echo those comments and just say thank you for all those that are on the call. We know — Bob and I both know from experience that these kinds of opportunities for us and our shareholders often mean there’s a lot of work to be done by a lot of you that are on the phone, both shareholders and equity analysts and people in the media. And so I appreciate that we’ve put you in a position where you’re going to have to do a little more work with us, but I think at the end of the day that this transaction makes such good sense for capital markets that you’ll be participating in something that will be really rewarding. So, thank you very much.

Bob Greifeld:	Thank you.

Operator:	Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program, and you may all disconnect. Everyone have a great day.